
04034345



JUN 2 8 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTIONI 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the Fiscal Year Ended December 31, 2003

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 001-02979

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wells Fargo & Company 401(k) Plan
c/o Wells Fargo & Company
Sixth and Marquette
Minneapolis, MN 55479

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

PROCESSED
JUL 02 2004
THOMSON
FINANCIAL

Financial Statements and Exhibits

(a) Report of Independent Registered Public Accounting Firm (beginning on page 1), Financial Statements for the years ended December 31, 2003 and 2002, Supplemental Schedule for the year ended December 31, 2003, Consent of Independent Registered Public Accounting Firm are filed herewith.



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The Wells Fargo & Company 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). As a result, in lieu of the requirements of Items 1-3 of Form 11-K, Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are filed herewith.

(b) Exhibit

23 Consent of Independent Registered Public Accounting Firm (following financial statements on page 29).

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Wells Fargo & Company 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

WELLS FARGO & COMPANY 401(k) PLAN

By: Wells Fargo & Company, as Plan Administrator



Patricia R. Callahan
Executive Vice President
and Director of Human Resources
Wells Fargo & Company

Date: June 25, 2004


WELLS
000002

Wells Fargo & Company 401(k) Plan

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Net Assets Available for Benefits as of December 31, 2003 and 2002..............................	2
Statement of Changes in Net Assets Available for Benefits as of December 31, 2003 and 2002..........................	3
Notes to Financial Statements	4
Schedule H, line 4i, Schedule of Assets (Held At the End of Year) December 31, 2003....................	18

The following Exhibit is filed as part of this Annual Report:

Exhibit Number	**Description**	
23.	Consent of Independent Registered Public Accounting Firm	29


WELLS
000003

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Wells Fargo & Company 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Wells Fargo & Company 401(k) Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

San Francisco, California
June 7, 2004


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WELLS FARGO & COMPANY 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:		
Cash	$ —	1,395,137
Investments not directed by participants (notes 3, 4, and 5):		
ESOP:		
Company common stock	1,833,194,525	1,327,789,838
Company convertible preferred stock	286,323,315	264,187,042
Short-term investments	1,000,053	728,783
	2,120,517,893	1,592,705,663
Investments directed by participants:		
Separately managed portfolio:		
Wells Fargo Stock Fund	1,853,809,339	1,585,782,506
Stable Value Fund	1,172,965,927	1,062,354,756
	3,026,775,266	2,648,137,262
Common collective funds	1,457,167,336	1,163,932,719
Mutual funds	1,569,133,687	1,068,762,012
Participant loans	193,033,838	183,342,962
Total investments	8,366,628,020	6,656,880,618
Receivable employer contribution	14,478,435	19,519,415
Pending trades due from broker	1,406,160	474,710
Accrued income	35,592	12,477
Total assets	8,382,548,207	6,678,282,357
Liabilities:		
Notes payable – Wells Fargo & Company (note 10)	(229,227,954)	(210,393,854)
Pending trades due to broker	(1,776,451)	(1,230,952)
Total liabilities	(231,004,405)	(211,624,806)
Net assets available for benefits	$ 8,151,543,802	6,466,657,551

See accompanying notes to financial statements.


WELLS
000005

WELLS FARGO & COMPANY 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions:		
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments (note 5)	$ 1,334,324,909	(256,943,534)
Dividends	74,256,454	53,782,031
Interest	68,519,733	68,562,280
Total investment income (loss)	1,477,101,096	(134,599,223)
Contributions:		
Employer	225,457,920	207,365,221
Participant	384,669,746	345,001,422
Total contributions	610,127,666	552,366,643
Total additions	2,087,228,762	417,767,420
Deductions:		
Benefits paid to participants	(385,783,656)	(405,463,645)
ESOP interest expense	(15,251,647)	(15,218,743)
Administrative expenses	(3,436,634)	(3,537,026)
Total deductions	(404,471,937)	(424,219,414)
Net increase (decrease) before transfers from other plans	1,682,756,825	(6,451,994)
Transfers from other plans (note 9)	2,129,426	168,068,902
Net increase	1,684,886,251	161,616,908
Net assets available for benefits:		
Beginning of year	6,466,657,551	6,305,040,643
End of year	$ 8,151,543,802	6,466,657,551

See accompanying notes to financial statements.


WELLS
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(1) Description of Plan

The following description of the Wells Fargo & Company (the Company) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document as amended for a more complete description of the Plan's provisions.

(a) *General*

The Plan is an Employee Stock Ownership Plan (ESOP) with a 401(k) feature and was amended in January 1996 to include all plan assets in the ESOP. It is considered a defined contribution plan sponsored by the Company. Effective July 1, 1999, the Plan was amended and restated to reflect the merger of Norwest Corporation and Wells Fargo & Company, to reflect the merger of the Wells Fargo Tax Advantage and Retirement Plan, and to make changes in contribution limits and in the rules for loans, withdrawals and distributions. Subsidiaries of the Company may elect to be participating employers in the Plan and to offer benefits to their employees. Effective January 1, 2002, the Plan was amended to comply with various legislative and regulatory changes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Employees become eligible to make before-tax contributions the first day of the month following one calendar month of service and are eligible to receive employer matching contributions the first day of the quarter following the completion of one year of vesting service.

The Plan is administered by the Company and advised by a committee whose members are appointed by the board of directors of the Company (the Employee Benefit Review Committee). The assets of the Plan are held and invested by Wells Fargo Bank, N.A. (the Trustee) which is a wholly owned subsidiary of the Company.

(b) *Contributions and Vesting*

Each year, eligible participants may make pre-tax contributions, subject to certain limitations, from 1% to 25% of their certified compensation as defined by the Plan document. These contributions are matched by the Company in an amount equal to 100% of up to 6% of participants' certified compensation. Effective January 1, 2002, participants over 50 can make an additional elective pre-tax contribution each year up to an initial amount of $1,000 annually, increasing incrementally thereafter to $5,000. Such contributions are made on an unmatched basis. Participants are fully vested in employee contributions and generally become vested in employer contributions at 25% per year and are fully vested after four years. There are exceptions to this vesting schedule for employer contributions as defined in the Plan document.

The plan was amended with respect to any salary continuation leave of absence that commences on or after October 1, 2003 by providing that salary continuation pay is not considered certified compensation for purposes of employee pre-tax contributions and employer matching contributions.

Employer matching contributions are automatically invested in Wells Fargo & Company common stock (the ESOP Fund). Shares of Company stock contributed by the Company may either be authorized but previously unissued shares or shares held by the Company as Treasury shares.

Eligible participants may also elect to roll over distributions from a former employer's qualified retirement plan.


WELLS
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(Continued)

(c) *Participant Accounts*

Each participant's account is credited with the participant's contribution and allocations of (i) the Company's contribution and (ii) Plan earnings, net of administrative expenses paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d) *ESOP Plan Notes*

The Plan, an ESOP, may borrow money from the Company or directly from outside lenders for the purpose of purchasing the Company's common or preferred stock. The Plan may also purchase the Company's common stock from sellers other than the Company. During 2003 and 2002, the Plan borrowed money from the Company to buy preferred stock from the Company.

(e) *Payment of Benefits and Forfeitures*

Distributions are made in a lump sum or, for balances greater than $5,000, in installment payments as elected by the participant after termination of employment. On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, partial lump sum, or as installment payments. Certain participants with grandfathered benefits from plans merged into the Plan may also take their benefit as an annuity. Distributions from all funds are made in cash. However, a participant invested in the ESOP Fund and/or the Wells Fargo Stock Fund (the Stock Fund) may elect to receive shares of the Company's common stock with the value of fractional shares paid in cash.

While employed, a participant may make withdrawals from his or her employer or employee contribution accounts (as allowed under Internal Revenue Service (IRS) regulations) subject to certain restrictions as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship. A participant with holdings in the ESOP Fund or Stock Fund may request the withdrawal from that Fund be disbursed in the form of common stock.

When a participant terminates employment, he or she is entitled to withdraw his or her total vested fund balance. The nonvested portion is forfeited and serves to reduce future employer contributions. Forfeitures used to offset employer matching contributions were $7,690,562 and $3,424,675 for the years ended December 31, 2003 and 2002, respectively.

(f) *Participant Loans*

Two types of loans are available under the Plan: general purpose and principal residence. General purpose loans may be obtained for periods of up to five years. Principal residence loans are available only to finance the purchase or construction of the participant's principal residence, and may not exceed 20 years. Participants may obtain two loans per calendar year and may have only one principal residence loan outstanding at any time. The maximum amount of any loan, when added to the balance outstanding on all other loans to the participant, may not exceed the lesser of (1) $50,000, less the participant's outstanding loan balance from all defined contribution plans sponsored by the Company during the preceding 12 months; or (2) 50% of the participant's total vested account balance in the Plan. The minimum principal amount for any loan is $500. The loan

(Continued)

interest rate is determined quarterly and is set at 2% above the prime rate charged by the Trustee. Repayments on loans are generally made through semimonthly payroll deductions and are immediately allocated back to the appropriate funds based on the participant's investment elections. Loans may be repaid in full at any time.

Upon termination or death, loans must be repaid within 90 days, or a taxable distribution will be declared. Other loan provisions may apply as defined by the Plan document.

(g) ESOP

The Plan purchases Company preferred stock using the proceeds of borrowings from the Company. As the Plan makes payments of principal on the loans, an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the employer's matching contribution is allocated to the participants' ESOP account (note 3).

(h) Investment Options

Participants may direct the investment of their contributions to the Plan in one or more of 15 investment funds (note 2(b)) in multiples of 1% of each contribution. If a participant does not choose a fund, the contributions are invested in the Stable Value Fund. Participants may change their deferral percentage or investment direction at any time.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) Norwest Corporation Master Savings Trust

Under the terms of a trust agreement between the Company, the Trustee, and the Plan, the Trustee manages a master trust fund (the Trust) on behalf of the Plan. The Trust consists solely of the Plan's assets and the Company has elected the financial statement presentation format which presents the Plan's assets as if they were not part of a Master Trust.

As of December 31, 2003, the Trust is composed of the following 15 investment funds: Stable Value Fund, Bond Index Fund, Strategic Income Fund, Moderate Balanced Fund, Growth Balanced Fund, Strategic Growth Allocation Fund, Asset Allocation Fund, Dodge & Cox Stock Fund, S&P 500 Index Fund, Diversified Equity Fund, Large Company Growth Fund, Diversified Small Cap Fund, EuroPacific Growth Fund, NASDAQ 100-Index Fund, and Wells Fargo Stock Fund. Under the terms of the Trust agreement, the Trustee maintains custody of the 15 funds on behalf of the Plan as well as the ESOP funds.

(c) Administrative Expenses

A portion of the recordkeeping fees and certain other administrative expenses related to third party service providers are paid by the Plan. All other costs and expenses of administering the Plan and Trust are paid by the Company.


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(Continued)

(d) ***Investments***

The Plan's investments are stated at fair value except for its investment contracts and security-backed contracts. In accordance with the American Institute of Certified Public Accountants' Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Plans and Defined Contribution Plans*, the Plan's investments in insurance contracts are valued at contract value (note 2(e)). Investments in mutual funds are valued at fair value based upon quoted market values. Investments in the common collective funds and pooled separate accounts are valued at fair value based upon the quoted market values of the underlying assets. Short-term investments are money market funds which are valued at cost which approximates fair value. Investments in the Company's common stock and Wells Fargo Stock Fund are valued at quoted market values and investments in the Company's convertible preferred stock are valued at appraised value. Participant loans are valued at cost. Securities transactions are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are allocated based upon participant account holdings on the record date and are recorded in the Trust on the dividend payment date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

As of December 31, 2003 and 2002, the Plan owns approximately 3.68% of the outstanding common stock of the Company. While the carrying value of these shares is based on the quoted market price, the sale of all such shares, if executed, would of necessity be accomplished over a period of time and may result in a price greater or less than the carrying value. Additionally, the Plan owns 240,300 shares and 218,057 shares of convertible preferred stock of the Company with a fair value of $286 million and $264 million as of December 31, 2003 and 2002, respectively. These shares are convertible into additional shares of the Company's common stock based on the fair value of the common stock as of the date of conversion.

On March 17, 2003, the ESOP purchased 260,200 shares of 2003 ESOP cumulative convertible preferred stock from the Company for $278.8 million and issued a note payable to the Company. The shares have a stated value of $1,000 per share and a fair market value of $1,180 per share as of December 31, 2003, with cumulative dividends payable quarterly at an initial annual rate of 8.5%. The note bears interest at 3.50 % and is due in 2013.

On March 27, 2002, the ESOP purchased 238,000 shares of 2002 ESOP cumulative convertible preferred stock from the Company for $255.3 million and issued a note payable to the Company. The shares have a stated value of $1,000 per share and a fair market value of $1,234 per share as of December 31, 2002, with cumulative dividends payable quarterly at an initial annual rate of 10.50%. The note bears interest at 5.25% and is due in 2012.

(e) ***Investment Contracts and Security-Backed Contracts***

The Plan invests in investment contracts and security-backed contracts, both of which are benefit responsive. Investment contracts, generally referred to as "guaranteed investment contracts," are predominately fixed rate agreements issued by insurance companies and banks authorized to issue such contracts. The issuer of each investment contract undertakes to repay the principal amounts deposited pursuant to the contract plus accrued interest at such fixed, variable, or other rates specified under its terms and to make participant-directed withdrawals as stipulated under the terms


WELLS
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of the Plan. A security-backed contract is similar to the investment contracts described above, except that the underlying assets, normally fixed-income securities, are owned by the Plan and a contract value liquidity agreement (wrapper contract) is entered into for a fee with financial institutions to assure contract value liquidity for plan participant-directed withdrawals. The contract rate of the security-backed contract is a function of the relationship between the security-backed contract value and the market value of the underlying assets. The contract rate is reset periodically by the issuer of the security-backed contract and cannot be less than zero. Security-backed contracts are considered either "Active" (underlying investments are actively managed) or "Buy and Hold" (underlying investments are not actively managed).

Wrap agreements include participating or nonparticipating agreements. In a participating wrap agreement, the wrap provider is responsible to cover any amount by which the contract value exceeds the market value of the underlying portfolio. However, actual payment between the parties would only occur after all covered securities have been sold to pay redemption proceeds and there remains a residual contract value liquidity agreement. In a nonparticipating or hybrid wrap agreement, payments may be required between the parties over the life of the contract.

Risks arise upon entering into investment and security-backed contracts including the potential inability of the issuer to meet the terms of the contract, the potential default of the underlying securities, and the potential liquidity of a secondary market. The credit risk of the issuer is evaluated and monitored by the Plan's investment advisor. In addition, the Plan's policy is to require that each investment contract and the issuer of each contract value liquidity agreement have a least an "A" rating at the time the contracts are entered and all underlying securities are at least investment grade at the time of purchase. Issuers are subject to stringent credit analysis consisting of, but not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability.

Investment contracts issued by insurance companies and banks at fixed and variable rates are carried at contract value. The contract value represents contributions made under the contract less any participant-directed withdrawals plus any unremitted accrued interest. Security-backed contracts are carried at contract value, in the aggregate, which consists of the market value of the underlying securities, accrued interest on the underlying securities, and the fair value of the contract value liquidity agreements, which generally represents the difference between the contract amounts and market values of the underlying securities plus accrued interest. The contract rate resets periodically, normally each quarter or semi-annually. The interest rate range at December 31 and the average yield for the year ended December 31 were 3.87% to 6.90% and 5.43% in 2003, respectively, and 5.80% to 6.90% and 6.54% in 2002, respectively.

(f) ***Securities Purchased on a Forward-Commitment Basis***

Delivery and payment for securities that have been purchased by the Plan on a when-issued or other forward-commitment basis can take place a month or more after the transaction date. During this period, such securities do not earn interest, are subject to market fluctuation, and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued or other forward-commitment basis may increase the volatility of the Plan's net asset value if the Plan makes such purchases while remaining substantially fully invested. As of December 31, 2003 and 2002, the Plan entered into outstanding when-issued or other forward commitments of $121,562,919 and $110,261,659, respectively.


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In connection with its ability to purchase securities on a forward-commitment basis, the Plan may enter into mortgage dollar rolls in which the Plan sells securities purchased on a forward-commitment basis and simultaneously contracts with a counterparty to repurchase similar (same type, coupon, and maturity), but not identical, securities on a specified future date. As an inducement to defer settlement, the Plan repurchases a similar security for settlement at a later date at a lower purchase price relative to the current market.

(g) Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(h) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(3) ESOP Fund

Amounts in this fund consist of Company common and preferred stock and are not subject to participant investment direction. However, each participant who has attained age 55 has the right to diversify their nondirectable contribution account and can direct all or a portion of their account to any of the other investment options offered under the Plan. Future quarterly match contributions continue to be made to the ESOP fund.

The Company's common and preferred shares were purchased with the proceeds of borrowings from the Company and accordingly represent leveraged shares. These shares are held in an account called the "Unallocated Reserve." The leveraged shares are released from the Unallocated Reserve as the loans are repaid and converted into Company common stock for allocation to participant accounts. The shares are convertible based on the then current market price of the common stock. Such stock is used to provide all or part of the employers' matching contributions credited to participants' ESOP accounts (note 1(g)).

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

The Plan provides that dividends received on the Company's common and preferred stock held in the Unallocated Reserve and the portion of the ESOP Fund attributable to the participants' nonvested accounts will be applied to make any required loan payments. To the extent that such dividends are not sufficient to make required loan payments, employer contributions will be applied to make the required payments.


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(Continued)

The Company's common stock dividends on the vested portion of the participants' accounts, invested in the Stock Fund and the ESOP Fund, are paid to participants outside the Plan. Effective January 1, 2002, participants may elect to have dividends on Company common stock reinvested in additional shares of Company common stock.

(4) Investments Not Directed by Participants

Information about the net assets available for benefits relating to investments not directed by participants, as of December 31, is presented in the following tables:

	2003		
	Allocated	**Unallocated**	**Total**
Assets:			
Investment in common stock at fair value	$ 1,833,193,995	530	1,833,194,525
Investment in convertible preferred stock at appraised fair value	—	286,323,315	286,323,315
Short-term investments	1,000,053	—	1,000,053
Total investments	1,834,194,048	286,323,845	2,120,517,893
Accrued income	27,038	4,967	32,005
Receivable employer contribution	14,478,435	—	14,478,435
Total assets	1,848,699,521	286,328,812	2,135,028,333
Liabilities:			
Notes payable	—	229,227,954	229,227,954
Total liabilities	—	229,227,954	229,227,954
Net assets available for benefits	$ 1,848,699,521	57,100,858	1,905,800,379
Wells Fargo & Company common shares:			
Number of shares	31,129,122	9	31,129,131
Cost	$ 997,422,766	520	997,423,286
Fair value	1,833,193,995	530	1,833,194,525
Wells Fargo & Company convertible preferred shares:			
Number of shares	—	240,300	240,300
Cost	$ —	257,071,914	257,071,914
Estimated fair value	—	286,323,315	286,323,315


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(Continued)

	2002		
	Allocated	Unallocated	Total
Assets:			
Cash	$ —	1,395,137	1,395,137
Investment in common stock at fair value	1,327,789,416	422	1,327,789,838
Investment in convertible preferred stock at appraised fair value	—	264,187,042	264,187,042
Short-term investments	728,783	—	728,783
Total investments	1,328,518,199	264,187,464	1,592,705,663
Accrued income	1,323	6,550	7,873
Receivable employer contribution	—	19,519,415	19,519,415
Total assets	1,328,519,522	285,108,566	1,613,628,088
Liabilities:			
Notes payable	—	210,393,854	210,393,854
Total liabilities	—	210,393,854	210,393,854
Net assets available for benefits	$ 1,328,519,522	74,714,712	1,403,234,234
Wells Fargo & Company common shares:			
Number of shares	28,329,196	9	28,329,205
Cost	$ 776,872,557	424	776,872,981
Fair value	1,327,789,416	422	1,327,789,838
Wells Fargo & Company convertible preferred shares:			
Number of shares	—	218,057	218,057
Cost	$ —	233,017,213	233,017,213
Estimated fair value	—	264,187,042	264,187,042


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(Continued)

Information about the significant components of the changes in net assets relating to investments not directed by participants was as follows as of December 31:

	2003		
	Allocated	**Unallocated**	**Total**
Contributions	$ 14,479,152	210,978,768	225,457,920
Withdrawals	(90,690,182)	(20)	(90,690,202)
Net appreciation (depreciation)	369,481,499	(11,685,814)	357,795,685
Dividend income	17,276,981	25,979,569	43,256,550
Interest income	8,315	26,685	35,000
Administrative expenses	(746,201)	—	(746,201)
Notes payable interest expense	—	(15,251,647)	(15,251,647)
Release of common stock, 4,940,891 shares	244,957,648	(244,957,648)	—
Transfer (to) from other funds	(34,587,213)	17,296,253	(17,290,960)
Increase in net assets	520,179,999	(17,613,854)	502,566,145
Net assets:			
Beginning of year	1,328,519,522	74,714,712	1,403,234,234
End of year	$ 1,848,699,521	57,100,858	1,905,800,379

	2002		
	Allocated	**Unallocated**	**Total**
Contributions	$ 4,110,652	203,254,569	207,365,221
Withdrawals	(88,010,494)	—	(88,010,494)
Net appreciation (depreciation)	91,493,315	(9,637,705)	81,855,610
Dividend income	8,977,842	23,815,632	32,793,474
Interest income	12,933	29,993	42,926
Administrative expenses	(723,123)	—	(723,123)
Notes payable interest expense	—	(15,218,743)	(15,218,743)
Release of common stock, 4,015,818 shares	190,951,137	(190,951,137)	—
Transfer (to) from other funds	(28,054,236)	8,977,844	(19,076,392)
Increase in net assets	178,758,026	20,270,453	199,028,479
Net assets:			
Beginning of year	1,149,761,496	54,444,259	1,204,205,755
End of year	$ 1,328,519,522	74,714,712	1,403,234,234


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(5) Investments

The following represents the Plan's investments as of December 31, 2003 and 2002. Individual investments which represent 5% of net assets are separately identified (†):

	2003	2002
Assets:		
ESOP:		
Company common stock†*	$ 1,833,194,525	1,327,789,838
Company convertible preferred stock*	286,323,315	264,187,042
Short-term investments*	1,000,053	728,783
Total ESOP	2,120,517,893	1,592,705,663
Separately managed portfolio:		
Wells Fargo Stock Fund†:		
Short-term investment fund*	3,999,943	4,247,955
Wells Fargo & Co. common stock*	1,849,809,396	1,581,534,551
	1,853,809,339	1,585,782,506
Stable Value Fund*†:		
Investment contracts	122,270,960	161,057,841
Security-backed contracts:		
Underlying securities of security-backed contracts	1,020,342,150	879,861,341
Accrued interest receivable	4,281,773	34,002,828
Contract value liquidity agreement	(16,654,145)	(60,029,814)
Cash	—	20,827
Receivable for securities sold	—	238,443
Payable for securities purchased	(121,562,919)	(110,261,659)
Pending trades	(573,394)	812,800
Total security-backed contracts	885,833,465	744,644,766
Pooled separate account	901,783	866,625
Wells Fargo Stable Return Fund for EBT*	163,959,719	155,785,524
Total Stable Value Fund	1,172,965,927	1,062,354,756
Total separately managed portfolio	3,026,775,266	2,648,137,262
Common collective funds:		
S&P 500 Index Fund*†	754,906,605	569,426,829
Asset Allocation Fund*	376,623,476	314,753,156
Bond Index Fund*	228,123,457	247,701,660
NASDAQ 100-Index Fund*	97,513,798	32,051,074
Total common collective funds	1,457,167,336	1,163,932,719


WELLS
000016

(Continued)

	2003	2002
Mutual funds:		
Diversified Equity Fund*	$ 326,482,039	244,334,349
Large Company Growth Fund*	287,499,578	206,815,510
EuroPacific Growth Fund	202,860,949	133,086,216
Strategic Income Fund*	114,269,969	102,631,273
Growth Balanced Fund*	167,963,226	127,878,803
Strategic Growth Allocation Fund*	82,368,258	55,802,865
Moderate Balanced Fund*	93,459,413	73,726,620
Diversified Small Cap Fund*	225,603,342	124,486,376
Dodge & Cox Stock Fund	68,626,913	—
Total mutual funds	1,569,133,687	1,068,762,012
Participant loans*	193,033,838	183,342,962
Total investments	$ 8,366,628,020	6,656,880,618

* Represents party-in-interest (note 7)

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated and depreciated in value by $1,334,324,909 and $256,943,534, respectively, as summarized below:

	2003	2002
Net appreciation (depreciation) in fair value of investments:		
ESOP:		
Company common stock	$ 369,481,650	91,472,440
Company convertible preferred stock	(11,685,968)	(9,616,828)
Wells Fargo Stock Fund	392,250,122	127,231,810
Stable Value Fund:		
Pooled separate account	35,158	42,185
Wells Fargo Stable Return Fund for EBT	6,595,131	10,093,507
	6,630,289	10,135,692
Common collective funds	276,243,588	(214,370,219)
Mutual funds	301,405,228	(261,796,429)
	$ 1,334,324,909	(256,943,534)

(6) Concentration of Investments

The Plan's investment in shares of Wells Fargo & Company common and preferred stock aggregate 47.35% and 47.51% of total assets as of December 31, 2003 and 2002, respectively. Wells Fargo & Company, incorporated in Delaware, is a diversified financial services company providing banking, mortgage, and consumer finance throughout North America.


WELLS
000017

(7) Related Party Transactions

The Plan investments in certain funds managed by Wells Fargo Bank, N.A., the Trustee and a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transaction" provisions of ERISA and the Internal Revenue Code.

During 2003 and 2002, the Plan purchased Company preferred stock for the ESOP from the Company (note 1(d)), and allowed participants to invest in the Stock Fund which holds Company stock.

(8) Federal Income Taxes

On September 30, 2003, the IRS issued a determination letter stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and that the trust created thereunder is exempt from federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(9) Plan Mergers

The following plans have merged into the Plan during the years ended December 31, 2003 and 2002:

Effective date	Plan name	Amount
	2003	
January 1, 2003	Nelson Capital Management, Inc. Salary Deferral Savings Plan	$ 2,129,426
	2002	
January 1, 2002	Acordia 401(k) Long Term Savings Investment Plan	$ 134,099,461
January 1, 2002	H&R Phillips, Inc. 401(k) Plan	275,874
February 28, 2002	Bank of Santa Fe Retirement Savings Plan	2,715,770
May 1, 2002	Marquette Bancshares, Inc. Retirement Savings Plan	28,170,332
June 1, 2002	First National Bank of Amarillo 401(k) Plan	989,121
July 1, 2002	Insurance Risk Managers, Ltd. 401(k) Plan	1,818,344
		$ 168,068,902


WELLS
000018

(Continued)

(10) Notes Payable

Notes payable as of December 31 were:

	2003	2002
7.40% 1995 ESOP Convertible Preferred Stock Note, due March 2005	$ 424,320	3,164,720
5.86% 1996 ESOP Convertible Preferred Stock Note, due February 2006	3,044,080	5,623,280
6.50% 1997 ESOP Convertible Preferred Stock Note, due February 2007	4,244,238	6,111,037
5.97% ESOP Convertible Preferred Stock Note, due February 2008	4,390,310	5,489,234
5.68% ESOP Convertible Preferred Stock Note, due March 2009	11,749,080	14,081,430
7.24% ESOP Convertible Preferred Stock Note, due March 2010	31,408,980	37,000,230
5.65% ESOP Convertible Preferred Stock Note, due March 2011	43,321,965	49,700,765
5.25% ESOP Convertible Preferred Stock Note, due March 2012	57,535,337	89,223,158
3.50% ESOP Convertible Preferred Stock Note, due March 2013	73,109,644	—
	$ 229,227,954	210,393,854

Maturities of notes payable are as follows:

Year ending December 31:	
2004	$ 2,296,118
2005	35,554,746
2006	33,069,634
2007	32,429,637
2008	32,733,864
Thereafter	93,143,955
	$ 229,227,954

The notes represent exempt loans to the Plan from the Plan sponsor, a participating employer in the Plan. The notes may be repaid in monthly installments through March 31, 2013. The estimated fair market value of the notes as of December 31, 2003 and 2002 was approximately $251 and $210 million, respectively, determined by using interest rates currently available for issuance of debt with similar terms and remaining maturities.


WELLS
000019

(11) Plan Termination

The Company reserves the right to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants shall become 100% vested in their accounts.

(12) Subsequent Events

(a) Plan Mergers

The following plans were merged into the Plan subsequent to year-end:

Effective date	Plan name	Amount
January 1, 2004	Pacific Northwest Bank Salary Deferral 401(k) Plan	$ 23,370,000 (approximately)
January 1, 2004	Wisenberg, Pozmantier & Co., Inc. 401(k) Savings Plan	1,767,000 (approximately)

(b) Purchase of Company Stock

Subsequent to year-end, the Plan purchased 321,000 shares of Company preferred stock from the Company for $343.9 million with the issuance of a note payable to the Company for an equal amount. The note bears interest at 3.50% and is due in 2014.


WELLS
000020

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
*	Participant loans	61,600 Participant loans, interest rates ranging from 4.75% to 12.28%, maturing at various dates through March 31, 2011	N/A	N/A	$ 193,033,838
*	Wells Fargo Asset Allocation Fund	Common Collective Fund	11,528,114	(1)	376,623,476
*	Wells Fargo Bond Index Fund	Common Collective Fund	9,875,859	(1)	228,123,457
*	Wells Fargo S&P 500 Index Fund	Common Collective Fund	22,459,304	(1)	754,906,605
*	Wells Fargo NASDAQ 100-Index Fund	Common Collective Fund	12,222,072	(1)	97,513,798
*	Wells Fargo Large Company Growth Fund	Mutual Fund	6,350,775	(1)	287,499,578
*	Wells Fargo Strategic Income Fund	Mutual Fund	5,945,368	(1)	114,269,969
*	Wells Fargo Diversified Equity Fund	Mutual Fund	8,217,519	(1)	326,482,039
*	Wells Fargo Moderate Balanced Fund	Mutual Fund	4,330,835	(1)	93,459,413
*	Wells Fargo Growth Balanced Fund	Mutual Fund	5,924,629	(1)	167,963,226
*	Wells Fargo Strategic Growth Allocation Fund	Mutual Fund	6,292,457	(1)	82,368,258
*	Wells Fargo Diversified Small Cap Fund	Mutual Fund	17,529,397	(1)	225,603,342
	The America Funds Group EuroPacific Growth Fund	Mutual Fund	6,715,026	(1)	202,860,949
	Dodge & Cox Stock Fund	Mutual Fund	603,154	(1)	68,626,913
*	Wells Fargo Stable Value Fund:				
	Insurance Contracts:				
	Allstate Life	6.83%, due 1/2/2004	7,500,000	(1)	10,099,472
	Hartford Life	6.90%, due 1/4/2005	7,500,000	(1)	10,129,314
	Hartford Life	6.19%, due 1/12/2006	7,500,000	(1)	8,964,499
	Hartford Life	3.95% due 7/23/2008	10,000,000	(1)	10,173,428
	Jackson National Life	6.75%, due 10/2/2004	7,500,000	(1)	10,065,453
	Metropolitan Life	3.87%, due 7/27/2008	10,000,000	(1)	10,169,952
	Monumental Life	6.86%, due 7/26/2004	7,500,000	(1)	10,068,233
	Pacific Life	6.76%, due 4/2/2004	7,500,000	(1)	10,069,701
	Principal Life	6.38%, due 12/20/2005	7,500,000	(1)	9,006,112
	Prudential Life	6.87%, due 7/2/2004	10,000,000	(1)	13,488,689
	SunAmerica Life	6.63%, due 10/27/2004	7,500,000	(1)	9,970,654
	Travelers Life	6.75%, due 4/2/2004	7,500,000	(1)	10,065,453
	Total insurance contracts				122,270,960


WELLS
000021

(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Security-Backed Contracts:				
AIG Financial Products	Buy&Hold, variable rate, due 7/31/2005 (contract value: $81,346,515)		(1)	
Bank of America	Buy&Hold, variable rate, due 7/31/2005 (contract value: $113,481,111)		(1)	
Union Bank of Switzerland	Buy&Hold, variable rate, due 7/31/2005 (contract value: $115,344,232)		(1)	
Rabobank Nederland	Buy&Hold, variable rate, due 7/31/2005 (contract value: $36,977,935)		(1)	
Caisse Des Depots	Buy&Hold, variable rate, due 7/31/2005 (contract value: $51,929,088)		(1)	
Wells Fargo STIF Fund	Money market fund	71,459,196		$ 71,459,196
FHLMC	Adj %, due 12/1/2029, $464,123 par			476,714
FHLMC	5.5%, due 12/15/2006, $2,005,000 par			2,038,263
FHLMC	5.5%, due 2/15/2007, $4,585,397 par			4,592,734
FHLMC	5.5%, due 10/15/2007, $7,009,658 par			7,049,333
FHLMC	4.5%, due 2/15/2008, $7,275,000 par			7,371,030
FNMA	4.5%, due 1/1/2019, $47,500,000 par			47,544,650
FNMA	7.5%, due 2/25/2007, $1,181,354 par			1,243,824
FNMA	6.29%, due 1/1/2006, $2,525,794 par			2,669,449
FNMA	6.67%, due 11/1/2004, $8,404,707 par			8,542,595
FNMA	6.94%, due 9/1/2006, $6,889,231 par			7,517,873
FNMA	Adj %, due 7/1/2012, $9,805,470 par			10,507,178
FNMA	5.032%, due 6/1/2004, $1,027,813 par			1,066,706
FNMA	5.5%, due 1/25/2010, $12,000,000 par			12,400,680
FNMA	4.566%, due 12/25/2032, $10,000,000 par			10,056,250
FNMA	5.5%, due 6/25/2009, $21,000,000 par			21,945,000
FNMA	6.5%, due 9/25/2029, $5,484,016 par			5,813,056
FNMA	4.5%, due 7/25/2018, $15,000,000 par			15,094,500
FNMA	5%, due 5/25/2018, $10,000,000 par			10,228,300
FNMA	6%, due 2/1/2033, $4,329,210 par			4,476,879
FNMA	Adj %, due 7/1/2033, $11,305,503 par			11,312,569
FNMA	6.5%, due 1/1/2018, $1,243,840 par			1,295,149
FNMA	4.5%, due 7/1/2018, $4,833,294 par			4,844,410
FNMA	4.5%, due 7/1/2018, $4,813,858 par			4,824,930
FNMA	Adj %, due 5/1/2033, $4,757,064 par			4,855,178
FNMA	Adj %, due 6/1/2033, $6,730,851 par			6,831,814
FNMA	Adj %, due 8/1/2033, $9,279,889 par			9,372,688
FNMA	Adj %, due 8/1/2033, $4,929,379 par			4,978,673
FNMA	Adj %, due 10/1/2033, $17,296,503 par			17,372,175


WELLS
000022

(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
FNMA	Adj %, due 12/1/2033, $6,446,718 par			$ 6,591,769
GNMA	4.648%, due 2/16/2024, $14,000,000 par			14,372,400
GNMA	5.75%, due 7/20/2007, $1,022,679 par			1,022,750
Small Business Investment Cos.	6.344%, due 8/10/2011, $4,215,620 par			4,521,253
Small Business Investment Cos.	6.03%, due 2/10/2012, $8,469,042 par			9,188,910
Small Business Investment Cos.	5.199%, due 8/10/2012, $4,884,859 par			5,060,714
Aesop Funding II LLC	144a, 3.61%, due 6/20/2009, $4,000,000 par			3,976,440
Bank of America Corp	7.125%, due 3/1/2009, $2,000,000 par			2,298,520
Bank One Corporation	6.875%, due 8/1/2006, $2,000,000 par			2,211,700
Brazos Student Loan Finance Co	Adj %, due 1/1/2019, $5,555,000 par			5,551,223
Chase Credit Card Master Trust	6.66%, due 9/15/2004, $3,200,000 par			3,306,560
Daimler Chrysler NA Holding	7.75%, due 1/18/2011, $1,000,000 par			1,143,560
DVI Receivables Corporation	Adj %, due 2/12/2008, $385,000 par			319,550
Ensco Offshore Incorporated	6.36%, due 12/1/2015, $2,400,032 par			2,696,436
EQCC Home Equity Loan Trust	6.1959%, due 3/20/2021, $3,625,407 par			3,820,926
Farmers Insurance Exchange	144a, 8.5%, due 8/1/2004, $5,000,000 par			5,105,300
Federal Express	7.52%, due 1/15/2018, $1,779,340 par			1,962,042
Fifth Third Home Eq Loan Trust	Adj %, due 8/22/2011, $2,825,299 par			2,824,418
First Union – Lehm Br Com Mort	7.3%, due 9/18/2006, $1,440,084 par			1,450,870
First USA Credit Card Master Tr	5.28%, due 1/18/2004, $7,428,000 par			7,428,000
Ford Motor Credit	7.375%, due 10/28/2009, $5,000,000 par			5,490,800
ING Groep NV	8%, due 10/30/2006, $2,000,000 par			2,260,940
Lincoln National Corporation	7.25%, due 5/15/2005, $500,000 par			535,450
Loyola University of Chicago	7.35%, due 8/24/2004, $4,000,000 par			4,144,280
MLCC Mortgage Inv Inc	Adj %, due 6/17/2015, $4,816,419 par			4,823,258
MSDWCC HELOC	Adj %, due 11/25/2008, $3,366,109 par			3,360,622
MSDWCC HELOC	Adj %, due 4/25/2016, $3,372,958 par			3,373,936
Qwest Corporation	5.625%, due 11/15/2008, $1,500,000 par			1,485,000
Residential Asset Sec Corp	6.349%, due 2/25/2019, $3,000,000 par			3,168,300
Residential Asset Sec Corp	6.779%, due 7/25/2014, $5,350,000 par			5,755,156
Shurgard Storage Centers	5.875%, due 3/15/2013, $500,000 par			509,220
Sprint Capital Corporation	7.125%, due 1/30/2006, $500,000 par			540,935
Standard Credit Card Master Tr	6.55%, due 10/7/2005, $4,230,000 par			4,561,294
Time Warner Incorporated	7.75%, due 6/15/2005, $1,200,000 par			1,294,848
Union Pacific Corporation	7.6%, due 5/1/2005, $1,335,000 par			1,429,331
US Bank NA Minnesota	6.375%, due 8/1/2011, $900,000 par			1,003,473
Washington Mutual	Adj %, due 11/25/2006, $907,720 par			910,842
Total securities				447,282,822


WELLS
000023

(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Accrued interest receivable				$ 2,107,827
Payable for securities purchased				(47,206,841)
Contract value liquidity agreements				(3,104,927)
Total contract value				399,078,881
J.P. Morgan Chase Bank	Managed, variable rate, due 3/31/2007 (contract value: $149,453,282)		(1)	
State Street Bank and Trust	Managed, variable rate, due 3/31/2007 (contract value: $40,048,131)		(1)	
Wells Fargo STIF Fund	Money market fund	10,442,442		10,442,442
United States Treasury	7.25%, due 8/15/2022, $1,000,000 par			1,262,190
United States Treasury	6.25%, due 8/15/2023, $6,283,000 par			7,160,672
United States Treasury	6.75%, due 8/15/2026, $50,000 par			60,516
United States Treasury	3.375%, due 4/15/2032, $1,087,000 par			1,400,226
United States Treasury	3.875%, due 1/15/2009, $288,000 par			366,910
United States Treasury	4.25%, due 8/15/2013, $7,000,000 par			7,008,750
FHLMC	6%, due 6/1/2017, $968,606 par			1,021,840
FHLMC	5.5%, due 10/1/2033, $1,242,908 par			1,258,559
FHLMC	6%, due 11/15/2008, $8,923 par			8,916
FHLMC	6%, due 10/15/2015, $1,000,000 par			1,038,750
FHLMC	5.5%, due 12/15/2006, $1,000,000 par			1,016,590
FHLMC	6%, due 2/15/2016, $1,500,000 par			1,559,130
FHLMC	6.5%, due 11/15/2023, $1,229,563 par			1,305,919
FHLMC	6%, due 2/17/2008, $793,761 par			803,469
FHLMC	7.49%, due 7/25/2007, $976,935 par			1,040,905
FHLMC	6%, due 10/15/2013, $230,837 par			233,233
FHLMC	6%, due 5/15/2008, $462,244 par			462,009
FHLMC	5.5%, due 6/15/2017, $3,500,000 par			3,642,345
FHLMC	5.5%, due 11/1/2033, $5,488,283 par			5,578,511
FHLMC Structured Pass Through	7%, due 6/2/2028, $3,171,250 par			3,410,083
FNMA	6.12%, due 8/25/2011, $1,000,000 par			1,090,530
FNMA	6.49%, due 1/1/2008, $486,560 par			538,866
FNMA	6.2%, due 6/1/2006, $1,462,193 par			1,563,176
FNMA	6.52%, due 9/1/2016, $2,054,489 par			2,261,222
FNMA	6.15%, due 11/1/2016, $1,324,379 par			1,441,711
FNMA	5.95%, due 3/1/2012, $982,999 par			1,073,005
FNMA	5.79%, due 7/1/2012, $2,410,597 par			2,587,627
FNMA	5.49%, due 8/1/2033, $1,100,000 par			1,097,250
FNMA	Adj %, due 6/1/2040, $246,945 par			250,728


WELLS
000024

(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
FNMA	7%, due 12/25/2031, $1,353,439 par			$ 1,458,330
FNMA	7.5%, due 8/25/2029, $3,405,640 par			3,717,467
FNMA	6.25%, due 9/25/2008, $2,500,000 par			2,642,188
FNMA	7.5%, due 2/25/2029, $681,361 par			743,748
FNMA	6.5%, due 11/1/2042, $926,813 par			931,447
FNMA	5.5%, due 3/25/2009, $4,000,000 par			4,195,000
FNMA	7.5%, due 12/25/2028, $3,273,754 par			3,520,307
FNMA	6.5%, due 9/25/2029, $1,566,862 par			1,660,873
FNMA	4.5%, due 6/25/2018, $2,500,000 par			2,514,063
FNMA	5%, due 5/25/2018, $6,000,000 par			6,136,980
FNMA	5.5%, due 4/1/2018, $1,382,893 par			1,434,572
FNMA	6%, due 11/1/2033, $1,550,000 par			1,550,000
FNMA	Adj %, due 7/1/2033, $1,956,379 par			1,993,062
FNMA	Adj %, due 8/1/2033, $1,465,246 par			1,479,898
FNMA	6%, due 11/1/2033, $2,498,053 par			2,583,361
FNMA TBA	5.5%, due 1/1/2034, $11,000,000 par			11,140,910
GNMA	7.25%, due 1/15/2044, $13,917 par			15,639
GNMA	7.72%, due 12/29/2040, $1,034 par			1,158
GNMA	7.35%, due 1/15/2040, $27,991 par			32,015
GNMA	Adj %, due 4/16/2024, $6,000,000 par			6,787,500
GNMA	7.25%, due 10/1/2033, $65,994 par			74,161
GNMA	7%, due 12/1/2032, $73,875 par			81,724
Vendee Mortgage Trust	7.25%, due 9/15/2022, $2,272,317 par			2,416,468
Vendee Mortgage Trust	7.25%, due 6/15/2009, $1,049,000 par			1,109,809
Vendee Mortgage Trust	5.75%, due 8/15/2008, $2,500,000 par			2,630,470
AARP	144a, 7.5%, due 5/1/2031, $645,000 par			771,704
Alcoa Incorporated	7.375%, due 8/1/2010, $500,000 par			586,110
Allstate Financial Global	144a, 6.5%, due 6/14/2011, $750,000 par			844,680
American Home Products	6.7%, due 3/15/2011, $400,000 par			451,748
Amsouth Bancorp	6.125%, due 3/1/2009, $455,000 par			500,186
Aramark Corporation	6.75%, due 8/1/2004, $500,000 par			512,615
Arkansas State	6.2%, due 7/1/2010, $700,000 par			780,178
Ashland Incorporated	7.83%, due 8/15/2005, $575,000 par			622,489
Asset Securitization Corp.	7.42%, due 4/14/2027, $1,000,000 par			1,042,110
Associated Banc-Corp	6.75%, due 8/15/2011, $800,000 par			890,616
Athena Neuro Financial LLC	7.25%, due 2/21/2008, $450,000 par			404,100
Bank of America Corp.	7.125%, due 3/1/2009, $1,000,000 par			1,149,260
Bank One Corporation	7.875%, due 8/1/2010, $790,000 par			948,956
BankAmerica Manf Housing Contr	6.725%, due 7/10/2006, $500,000 par			522,330
Blue Cross Blue Shield FL	144a, 8.25%, due 11/15/2011, $600,000 par			692,292


WELLS
000025

(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Branch Banking & Trust Corp	7.25%, due 6/15/2007, $350,000 par			$ 396,445
Branch Banking & Trust Corp	6.5%, due 8/1/2011, $725,000 par			813,689
Bristol-Myers Squibb	5.75%, due 10/1/2011, $550,000 par			594,341
Cargill Incorporated	144a, 6.375%, due 6/1/2012, $400,000 par			438,827
Cendant Corporation	7.375%, due 1/15/2013, $500,000 par			573,150
Chase Capital VI	Adj %, due 8/1/2028, $705,000 par			662,439
Chase Credit Card Master Trust	Adj %, due 6/15/2004, $750,000 par			750,810
Chase Funding Mtg Loan	6.595%, due 11/25/2028, $1,000,000 par			1,071,875
Cintas Corporation Number 2	6%, due 6/1/2012, $275,000 par			297,979
Citibank Credit Card Iss Trust	Adj %, due 1/15/2008, $1,000,000 par			1,008,860
Citibank Credit Card Iss Trust	6.65%, due 5/15/2006, $560,000 par			604,850
Citigroup Incorporated	6.5%, due 1/18/2011, $550,000 par			620,114
City National Bank	6.75%, due 9/1/2011, $650,000 par			727,922
Coastal Corporation	6.5%, due 5/15/2006, $250,000 par			239,688
Columbia Gas Systems	7.05%, due 11/28/2007, $280,000 par			302,537
Conagra Incorporated	7.875%, due 9/15/2010, $500,000 par			596,585
Continental Airlines, Inc.	6.8%, due 1/2/2009, $382,276 par			365,459
Continental Airlines, Inc.	7.033%, due 6/15/2011, $431,266 par			371,165
Countrywide Asset Backed Certs	Adj %, due 2/25/2008, $1,500,000 par			1,502,940
Countrywide Asset Backed Certs	144a, Adj %, due 5/27/2014, $695,175 par			697,727
Countrywide Home Loans	Adj %, due 10/1/2031, $294,620 par			296,111
Cox Enterprises Incorporated	144a, 8%, due 2/15/2007, $650,000 par			743,847
Daimler Chrysler NA Holding	7.75%, due 1/18/2011, $600,000 par			686,136
Delta Air Lines	7.779%, due 1/2/2012, $460,951 par			417,820
Dept of Housing & Urban Devl.	6%, due 8/1/2012, $4,000,000 par			4,389,200
Dial Corporation	7%, due 8/15/2006, $350,000 par			387,331
Dollar Thrifty Rent A Car	144a, 6.6%, due 5/25/2005, $500,000 par			515,760
Duke Energy Field Services	7.875%, due 8/16/2010, $400,000 par			468,624
Eastman Chemical	7%, due 4/15/2012, $550,000 par			607,657
EQCC Home Equity Loan Trust	6.685%, due 8/25/2018, $1,705,837 par			1,818,440
Equifax Incorporated	4.95%, due 11/1/2007, $500,000 par			522,960
Federal Express	7.52%, due 1/15/2018, $266,901 par			294,306
First Massachusetts Bank	7.625%, due 6/15/2011, $550,000 par			643,775
First Union National Bank	7.8%, due 8/18/2010, $900,000 par			1,085,823
Fiserv Incorporated	4%, due 4/15/2008, $200,000 par			199,058
Fleet Capital Trust V	Adj %, due 12/18/2028, $600,000 par			591,990
Ford Motor Credit	7.375%, due 10/28/2009, $650,000 par			713,804
General Electric Company	5%, due 2/1/2013, $615,000 par			621,968
General Mills Incorporated	6%, due 2/15/2012, $500,000 par			534,685
General Motors Acceptance Corp	5.85%, due 1/14/2009, $425,000 par			450,067



(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
General Motors Acceptance Corp	Adj %, due 10/20/2005, $200,000 par			$ 201,502
Golden Securities Corporation	144a, Adj %, due 12/2/2013, $490,000 par			489,990
Green Tree Financial Corp	8.36%, due 7/15/2029, $600,000 par			644,202
Green Tree Financial Corp	6.86%, due 7/15/2029, $629,280 par			650,921
Halliburton Company	144a, Adj %, due 10/17/2005, $500,000 par			505,440
Honeywell International	6.125%, due 11/1/2011, $750,000 par			824,708
Household Consumer Loan Trust	Adj %, due 6/15/2004, $181,331 par			181,340
Housing Securities Inc	Adj %, due 4/25/2022, $82,051 par			82,522
Hudson County, New Jersey	6.09%, due 9/1/2005, $255,000 par			267,299
Illinois State	4.95%, due 6/1/2023, $300,000 par			279,795
IMPAC CMB Trust	Adj %, due 2/27/2017, $1,235,314 par			1,238,402
ING Groep NV	8%, due 10/30/2006, $930,000 par			1,051,337
International Paper Company	6.75%, due 9/1/2011, $400,000 par			444,708
John Hancock Global Funding	144a, 7.9%, due 7/2/2010, $500,000 par			595,810
JP Morgan Chase & Company	6.75%, due 2/1/2011, $175,000 par			197,328
Kraft Foods Incorporated	6.25%, due 6/1/2012, $600,000 par			653,916
La Crosse, WI	5.5%, due 12/1/2013, $1,100,000 par			1,124,882
Laboratory Corp of America	5.5%, due 2/1/2013, $600,000 par			619,428
Lincoln National Corporation	6.2%, due 12/15/2011, $450,000 par			490,955
Long Beach Mortgage Ln Trust	6.46%, due 5/25/2032, $1,250,000 par			1,293,750
Loyola University of Chicago	7.35%, due 8/24/2004, $600,000 par			621,642
Manchester, NH	5.46%, due 6/1/2011, $500,000 par			530,290
Manufacturers & Traders Trust	8%, due 10/1/2010, $625,000 par			751,313
Marathon Oil Corporation	6.85%, due 3/1/2008, $500,000 par			561,310
Markel Corporation	7.2%, due 8/15/2007, $225,000 par			243,261
Marriott International	6.875%, due 11/15/2005, $400,000 par			431,584
Mass. Institute of Technology	7.125%, due 11/2/2026, $400,000 par			462,636
McDonald's Corporation	8.875%, due 4/1/2011, $400,000 par			507,376
Meadwestvaco Corporation	6.85%, due 4/1/2012, $350,000 par			384,993
Mellon Funding Corporation	6.4%, due 5/14/2011, $190,000 par			213,121
Merrill Lynch & Company	Adj %, due 5/22/2006, $450,000 par			452,457
Minneapolis, MN	5.8%, due 2/1/2018, $800,000 par			815,760
Minnesota Life Insurance	144a, 8.25%, due 9/15/2025, $500,000 par			612,200
Monumental Global Funding	144a, 3.45%, due 11/30/2007, $950,000 par			955,083
Morgan Stanley Dean Witter	6.75%, due 4/15/2011, $750,000 par			848,565
Mpls St. Paul MN Met Airport	6%, due 1/1/2011, $250,000 par			274,033
National City Bank	6.2%, due 12/15/2011, $295,000 par			321,736
National City Bank	7.25%, due 7/15/2010, $300,000 par			351,936
Nationslink Funding Corp	7.559%, due 10/10/2010, $243,364 par			267,402
Nationwide Financial Services	5.9%, due 7/1/2012, $300,000 par			313,110

(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
NCR Corporation	7.125%, due 6/15/2009, $430,000 par			$ 479,592
New York Life Global Funding	144a, 5.375%, due 9/15/2013, $850,000 par			876,920
Niagra Mohawk Power	7.625%, due 10/1/2005, $378,049 par			410,130
Nielsen Media	7.6%, due 6/15/2009, $500,000 par			576,556
NLV Financial Corporation	144a, 7.5%, due 8/15/2033, $600,000 par			623,088
Northwest Airlines Trust	8.26%, due 3/10/2006, $294,400 par			271,584
NTC Capital 1	Adj %, due 1/15/2027, $600,000 par			568,908
Oregon State	5.8%, due 1/1/2004, $220,000 par			220,000
Oregon State	5.5%, due 10/1/2011, $700,000 par			736,897
Pall Corporation	144a, 6%, due 8/1/2012, $500,000 par			516,535
Pass-Through Amort CC Trust	144a, Adj %, due 5/17/2005, $191,599 par			191,365
Phelps Dodge Corporation	6.625%, due 10/15/2005, $350,000 par			372,628
Phelps Dodge Corporation	6.375%, due 11/1/2004, $250,000 par			255,983
Philips Electric NV	7.25%, due 8/15/2013, $265,000 par			305,375
PNC Bank NA	7.875%, due 4/15/2005, $750,000 par			806,925
Praxair Incorporated	6.5%, due 3/1/2008, $440,000 par			488,906
Principal Life Global	144a, 6.25%, due 2/15/2012, $625,000 par			680,750
Protective Life US Funding	144a, 5.875%, due 8/15/2006, $500,000 par			539,350
Qwest Corporation	5.625%, due 11/15/2008, $400,000 par			396,000
Raytheon Company	6.15%, due 11/1/2008, $600,000 par			652,884
Reliant Energy Incorporated	8.125%, due 7/18/2005, $250,000 par			267,010
Residential Funding Mtg Sec II	5.98%, due 12/25/2007, $1,000,000 par			1,058,570
Residential Funding Sec Corp.	144a, Adj %, due 7/25/2010, $735,951 par			737,886
Rouse Company	5.375%, due 11/26/2013, $530,000 par			527,223
RPM Incorporated	7%, due 6/15/2005, $450,000 par			475,258
Safeco Corporation	4.875%, due 2/1/2010, $500,000 par			515,480
Salomon Brothers	Adj %, due 12/27/2008, $1,748,845 par			1,756,697
Saxon Asset Securities Trust	6.415%, due 3/25/2014, $545,732 par			564,767
Schering-Plough Corporation	5.3%, due 12/1/2013, $665,000 par			676,604
Shurgard Storage Centers	5.875%, due 3/15/2013, $600,000 par			611,064
Sovereign Bank	5.125%, due 3/15/2013, $360,000 par			357,422
Sprint Capital Corporation	6%, due 1/15/2007, $600,000 par			640,830
Stanford University	6.16%, due 4/30/2011, $650,000 par			721,253
Steelcase Incorporated	6.375%, due 11/15/2006, $500,000 par			522,870
Stratford, CT	6.28%, due 2/15/2009, $500,000 par			557,495
Suntrust Cap III	Adj %, due 3/15/2028, $600,000 par			574,818
Thomson Corporation	6.2%, due 1/5/2012, $700,000 par			768,691
Time Warner Incorporated	7.57%, due 2/1/2024, $500,000 par			565,430
Toll Road Inv Part II	144a, 5.17%, due 2/15/2015, $750,000 par			409,920
Transocean Sedco Forex	6.625%, due 4/15/2011, $400,000 par			446,496


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(Continued)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
United Air Lines	6.831%, due 9/1/2008, $250,000 par			$ 42,955
Unitrin Incorporated	5.75%, due 7/1/2007, $800,000 par			852,000
US Bancorp	7.125%, due 12/1/2009, $900,000 par			1,037,187
Viacom Incorporated	7.7%, due 7/30/2010, $600,000 par			717,120
Visteon Corporation	7.95%, due 8/1/2005, $350,000 par			372,281
Weyerhaeuser Company	6.125%, due 3/15/2007, $500,000 par			541,910
Weyerhaeuser Company	6.75%, due 3/15/2012, $100,000 par			109,094
Whitman Corporation	6.375%, due 5/1/2009, $425,000 par			473,335
World Omni Auto Lease	144a, Adj %, due 11/20/2004, $505,518 par			503,870
Total securities				211,317,323
Accrued interest receivable				1,853,094
Payable for investment securities purchased				(12,560,566)
Contract value liquidity agreement				(11,108,438)
Total contract value				189,501,413
Rabobank Nederland	Managed, variable rate, due 10/31/2006 (contract value: $69,849,550)		(1)	
Wells Fargo Bank, N.A.	Fixed Income Fund A	3,352,308		51,048,949
Wells Fargo Bank, N.A.	Fixed Income Fund E	1,528,750		21,978,844
Contract value liquidity agreement				(3,178,243)
Total contract value				69,849,550
AIG Financial Products	WTBA Coll, variable rate, due 3/27/2005 (contract value: $110,081,667)		(1)	
Wells Fargo STIF Fund	Money market fund	67,060,874		67,060,874
FHLMC	5%, due 8/1/2018, $3,151,603 par			3,214,509
FNMA	4.5%, due 1/1/2019, $38,000,000 par			38,035,720
FNMA	5.5%, due 4/1/2033, $23,707,518 par			24,028,281
FNMA	5.5%, due 7/1/2033, $14,530,650 par			14,727,250
FNMA	Adj %, due 6/1/2033, $4,807,751 par			4,879,867
FL Education Loan Marketing Corp.	Adj %, due 12/22/2033, $9,550,000 par			9,550,000
Wachovia Asset Securitization	Adj %, due 9/25/2009, $8,446,970 par			8,478,223
Total securities				169,974,724
Accrued interest receivable				299,982
Payable for securities purchased				(61,795,512)
Contract value liquidity agreement				1,602,473
Total contract value				110,081,667


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(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Caisse Des Depots	6.70%, due 6/25/2005 (contract value: $10,012,445)		(1)	
Caisse Des Depots	6.79%, due 7/15/2004 (contract value: $10,141,377)		(1)	
Caisse Des Depots:	6.85%, due 8/15/2004 (contract value: $10,085,681)		(1)	
The Bank of New York	Cash Reserve Fund			$ 2,701
Nationslink Funding Corp	Series 1999-SL CL 46, 6.608%, $3,884,776 par			4,122,812
Federal Natl Mtg Assn Gtd	Remic Pass Thru Tr, Preassign, 00715, 1.575%, $1,841,035 par			1,841,077
Indy Mac MBS, Inc.	2003-A2 Mtg Pass-Thru 1.93%, due 3/25/2033, $9,448,256 par			9,452,557
Morgan JP Coml Mtg Fin Corp	Mtg Pass Thru CTF 1999-PLSI CL 144A A-2, Variable rate, $5,235,000 par			5,966,054
Federal Home Loan Mtg Corp	Multiclass Mtg Partn Ctfs Gtd Preassign 00712, 1.937%, $842,361 par			841,192
Residential Accredit Loans, Inc.	2003-Q56 Mortgage Backed Pass-Thru, variable rate, $4,402,933 par			4,386,924
Total securities				26,613,317
Accrued interest receivable				20,870
Contract value liquidity agreement				3,605,316
Total contract value				30,239,503
Monumental Life	Managed, variable rate, due 9/30/2006 (contract value: $87,655,845)		(1)	
Wells Fargo Bank, N.A.	Fixed Income Fund A	6,049,788		92,126,171
Contract value liquidity agreement				(4,470,326)
Total contract value				87,655,845
Total underlying securities of security-backed contracts				1,020,342,150
Total accrued interest receivable				4,281,773
Payable for investment securities purchased				(121,562,919)
Pending trades				(573,394)
Total contract value liquidity agreements				(16,654,145)
Total security-backed contracts				885,833,465
Hartford Life	Pooled Separate Account	654,272	(1)	901,783
Wells Fargo Stable Return Fund for EBT	Common collective fund	4,586,542	(1)	163,959,719
Total Stable Value Fund				1,172,965,927


WELLS
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(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
* Wells Fargo Stock Fund:				
Short-term investments	Money Market Fund	3,999,943	(1)	$ 3,999,943
Wells Fargo & Co. common stock	Common Stock Fund	31,411,265	(1)	1,849,809,396
				1,853,809,339
* Wells Fargo – ESOP	Common Stock Fund	31,129,131	997,423,286	1,833,194,525
* Wells Fargo – ESOP	Convertible Preferred Stock	240,300	257,071,914	286,323,315
* Wells Fargo – ESOP	Money Market Fund	1,000,053	1,000,053	1,000,053
				$ 8,366,628,020

* Represents a party-in-interest
(1) Cost information not required as investments are participant directed.

See accompanying report of independent registered public accounting firm.


WELLS
000031

Exhibit 23

Consent of Independent Registered Accounting Firm

The Plan Administrator
Wells Fargo & Company 401(k) Plan:

We consent to the incorporation by reference in the registration statement (No. 333-79777) on Form S-8 of Wells Fargo & Company of our report dated June 7, 2004 with respect to the statements of net assets available for benefits of the Wells Fargo & Company 401(k) Plan as of December 31, 2003 and 2002, the related statements of changes in net assets available for benefits for the years then ended and the related supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of Wells Fargo & Company 401(k) Plan.

KPMG LLP

San Francisco, California
June 21, 2004


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